

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2012

Via E-mail
Xin Zhou
Executive Chairman of the Board of Directors
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai 200041
People's Republic of China

> **Re:** **E-House (China) Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed February 15, 2012**
> **File No. 333-179004**
>
> **China Real Estate Information Corporation**
> **Scheduled 13E-3**
> **Filed February 15, 2012**
> **File No. 005-85084**

Dear Mr. Zhou:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   Refer to comment 1 in our original comment letter. We continue to believe that Mr. Xin Zhou is engaged in this going private transaction and must be included as a filer on the Schedule 13E-3. We note that in addition to his role as an insider of both E-House and CRIC, according to the revised disclosure on page 43 of the amended Form F-4, Mr. Zhou also initiated consideration and discussion of this transaction (see your response to comment 8). Please amend the Schedule 13E-3 to include Mr.

Xin Zhou as a filing person. As a filer, note that he must independently satisfy all of the disclosure, dissemination and timing requirements of Rule 13e-3 and Schedule 13E-3.

2.   Refer to comment 11 in our prior comment letter. Summarize the materials filed as Exhibit (c)(2) to the Schedule 13E-3/A in the disclosure document.

Exhibit 99.5

3.   We note your response to comment 25. Please tell us what consideration was given to providing a risk factor discussing the lack of enforceability of the equity pledge agreements. Likewise, we note from your response to comment 22 that you do not have several licenses that may be required to operate a business over the internet.

4.   Please reconcile your inclusion of the term "and enforceable" in paragraphs (i)(a) through (i)(c) with the paragraph immediately below that implies that the agreements have not been registered and therefore may not be enforceable in the PRC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Chalk, Special Counsel, Office of Mergers & Acquisitions at (202) 551-3263 if you have questions regarding comments on the Schedule 13E-3 and related matters. If you have questions regarding comments on the registration statement on Form F-4, you may contact Christina Chalk, Corey Jennings, Special Counsel, Office of International Corporation Finance at (202) 551-3258, Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP